Exhibit 12

CAESARS ENTERTAINMENT CORPORATION
COMPUTATION OF RATIOS
(Unaudited)
(In millions, except ratio amounts)

Ratio of Earnings to Fixed Charges (f)	2014 (a)	2013 (b)	2012 (c)	2011 (d)	2010 (e)
Income/(loss) from continuing operations before income taxes	$(3,217)	$(4,250)	$(1,804)	$(1,254)	$(1,337)
Add:
Fixed charges, excluding interest capitalized	2,722	2,293	2,156	2,176	2,025
Amortization of interest capitalized	4	8	8	9	9
Losses from equity in non-consolidated affiliates	21	23	18	8	2
Noncontrolling interests that have not incurred fixed charges	205	10	8	2	—
Distributed income from equity investees	—	—	1	2	2
Earnings/(losses) as defined	$(265)	$(1,916)	$387	$943	$701
Fixed charges:
Interest expense, net of interest capitalized	$2,674	$2,252	$2,099	$2,119	$1,971
Interest capitalized	45	38	38	23	1
Interest included in rental expense	48	41	57	57	54
Total fixed charges	$2,767	$2,331	$2,194	$2,199	$2,026
Ratio of earnings to fixed charges (f)	—	—	—	—	—
____________________

(a)
The full year results of 2014 include a $96 million pre-tax loss on early extinguishment of debt, $994 million in pre-tax charges for impairments, and $120 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(b)
The full year results of 2013 include a $30 million pre-tax loss on early extinguishment of debt, $2,831 million in pre-tax charges for impairments, and $104 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(c)
The full year results of 2012 include a $136 million pre-tax net gain on early extinguishment of debt, $625 million in pre-tax charges for impairments, and $99 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(d)
The full year results of 2011 include a $48 million pre-tax gain on early extinguishment of debt, $33 million in pre-tax charges for impairments, and $72 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(e)
The full year results of 2010 include a $116 million pre-tax gain on early extinguishment of debt, $184 million in pre-tax charges for impairments, and $150 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(f)
For purposes of computing this ratio, “earnings” consists of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness, and such portion of rental expense that we deem to be representative of interest. As required by the rules that govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's non-consolidated majority owned subsidiaries. For the years ended December 31, 2014, 2013, 2012, 2011, and 2010, our earnings were insufficient to cover fixed charges by $3,032 million, $4,247 million, $1,807 million, $1,256 million, and $1,325 million, respectively.

1